Exhibit 99.2

AURINIA PHARMACEUTICALS INC.

Notice of Annual General and Special Meeting of Shareholders

AGENDA

1.
Election of Directors: to fix the number of directors at nine and to elect directors to hold office until the next annual meeting of shareholders. See "Election of Directors" in the Management Information Circular for details.

2.	Financial Statements and Auditors’ Report: to receive the audited consolidated financial statements for the financial year ended December 31, 2019, together with the auditor’s report thereon.

3.
Appointment of Auditors: to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors until the next annual meeting of shareholders, and to authorize Aurinia Pharmaceuticals Inc.’s ("Aurinia") Audit Committee to fix their remuneration. See "Appointment and Remuneration of Auditors" in the Management Information Circular for details.

4.
Say on Pay: to consider a non-binding advisory "say on pay" resolution regarding the Company’s approach to executive compensation. See "Advisory ‘Say on Pay’ Vote on Executive Compensation" in the Management Information Circular for details.

5.
Amendment of By-Law No. 2: to consider amendments to the Company's By-law No. 2 to allow the Company to hold fully virtual shareholder meetings and meetings outside of Alberta. See "Approval of Amended and Restated By-law No. 2" in the Management Information Circular for details.

6.
Amendment of Articles: to consider an amendment to the Company's articles of amalgamation to allow meetings of shareholders to be held outside Alberta. See "Approval of Amendment to the Company's Articles" in the Management Information Circular for details.

7.
Amendment to Stock Option Plan: to consider a resolution to approve amendments to the Company's stock option plan. See "Approval of Amendments to Stock Option Plan (Equity Incentive Plan)" in the Management Information Circular for details.

8.
Stock Option Plan: to consider a resolution to approve the unallocated entitlements under the Company’s stock option plan. See "Approval of Unallocated Entitlements under the Stock Option Plan" in the Management Information Circular for details.

9.	Other Business: to transact such further business which properly comes before the meeting or any adjournment.

Notice-and-access: This Notice of Meeting is prepared under the notice-and-access rules that came into effect on February 11, 2013 under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. Notice-and-access is a set of rules intended to reduce the volume of materials that must be physically mailed to shareholders by allowing issuers to post the Management Information Circular and additional materials online. In relation to the meeting, the registered shareholders will receive a paper copy of the notice of meeting and the form of proxy. Beneficial shareholders will receive a paper copy of the notice of meeting and a voting instruction form. In addition, a paper copy of this Management Information Circular will be mailed to those registered and beneficial shareholders who have previously requested to receive a paper copy. Materials may be delivered electronically to shareholders. Please call Computershare Investor Services Inc. ("Computershare"), the transfer agent of Aurinia, toll free at 1-866-964-0492 if you have any questions about notice-and-access.
Management Information Circular: The Management Information Circular, audited financial statements and management discussion and analysis and additional materials are available on Aurinia’s pages on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Aurinia’s website at www.auriniapharma.com. Shareholders are reminded to review these online materials before voting. Shareholders may obtain paper copies by: a) calling Aurinia toll free at 1-844-744- 2487; or b) emailing Aurinia at agm@auriniapharma.com. In addition, Aurinia will host the meeting materials at www.auriniapharma.com. A request for paper copies should be sent so that it is received by end of business on May 20, 2020 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date.
This year’s Meeting will be held virtually via a live online webcast using the LUMI meeting platform due to the ongoing uncertainty surrounding the public health impact of the COVID-19 pandemic. This measure is a proactive and prudent step to ensure the health and safety of Shareholders, employees and the community. You will not be able to attend the Meeting in person.
Proxy: Please sign, date and return the enclosed form of proxy. Return it as early as practicable so that it is received before 9:00 am on May 29, 2020.
Voting Instruction Form: Please sign, date and return the enclosed voting instruction form. Use the voting instruction form provided by your intermediary (bank, trust company or broker) and return it as early as practicable to ensure that they can complete a form of proxy before 9:00 am on May 29, 2020.
Voting: You may vote or appoint a proxy by providing the voting instruction form to your intermediary, which then, as registered shareholder, submits your vote or proxy appointment to Aurinia’s transfer agent, Computershare Investor Services Inc.
Further information on voting can be found under the headings "Appointment and Revocation of Proxies" and "Non-Registered Shareholders" in the Information Circular.
DATED this 21st day of April, 2020.
BY ORDER OF THE BOARD OF DIRECTORS
/s/ Peter Greenleaf
Peter Greenleaf
Director, President and Chief Executive Officer